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File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


FORM U-1


APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


By

HOPE GAS, INC.
Bank One Center
Clarksburg, West Virginia  26302-2868

and

CNG PRODUCING COMPANY
1450 Poydras Street
New Orleans, Louisiana, 70112-6000

subsidiaries of

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199
(registered holding company and
the parent of the Declarants)

Names and addresses of agents for service:

Gary A. Nicholas, Vice President
Hope Gas, Inc.
Bank One Center
Clarksburg, West Virginia  26302-2868

J. M. Hostetler, Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


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									File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1.	Description of Proposed Transaction
		_____________________________

		(a)	Furnish a reasonably detailed and precise
description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.



		Consolidated Natural Gas Company ("Consolidated") is a Delaware corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of sixteen subsidiaries. These subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations.

		Hope Gas, Inc. ("Hope"), a West Virginia corporation, is a wholly-owned subsidiary of Consolidated. It is the gas-utility company in the Consolidated system serving customers in


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West Virginia.(1)  It is primarily engaged in the retail
distribution of natural gas to over 113,000 customers in West Virginia. Like many other gas utilities, Hope has also been engaged in local gas production (in West Virginia) as an ancillary part of its gas distribution business.

		Hope has signed a binding letter of intent
("Agreement") -- contingent upon Securities and Exchange Commission ("Commission") approval -- selling at net book value all production properties currently owned by Hope to CNG
Producing Company ("CNGP") for approximately $4.6 million. The production properties include oil and gas leases, 156 production wells, associated production equipment, various gathering lines, contractual rights and agreements, right-of-ways and surface rights associated with such oil and gas leases ("Production Properties").
____________________
(1)	The other utility companies in the Consolidated system are
West Ohio Gas Company, The Peoples Natural Gas Company, The
East Ohio Gas Company, and Virginia Natural Gas, Inc.



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		CNGP, a Delaware corporation, is also a wholly-owned
subsidiary of Consolidated.  Headquartered in New Orleans,
Louisiana, CNGP is the "exploration and production" arm of Consolidated's integrated natural gas system. CNGP owns and operates wells primarily in the Gulf of Mexico, Gulf Coast and Appalachian regions of the country. CNGP already owns and operates wells in West Virginia; the purchase of Hope's
Production Properties will add to that number.

		The sale of the Production Properties is one of Hope's continuing efforts to become more efficient and profitable by focusing on its core distribution operations. With the expansion of interstate pipelines, and changes in the industry during the past decade providing greater access to gas supplies, owning and operating production properties is of lesser importance to gas utilities like Hope. As utility assets, the Production
Properties provide about 2% of Hope's total gas supply. By selling such, Hope will no longer incur approximately $1.3 million a year in maintenance costs, but will still be able to purchase the gas from the Production Properties for the next three years, and thereafter if a suitable price is agreed upon.
After consummation of the sale, the Production Properties will be owned by CNGP and consequently will not be utility assets.


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		The Agreement between Hope and CNGP is filed as Exhibit
A-1. Paragraph 10 of the Agreement makes consummation of the transaction contingent upon obtaining Commission approval. The sale price will be the net book value of all the Production
Properties as shown on Hope's books of account as maintained in the ordinary course of business and in accordance with generally accepted accounting standards. Net book value is estimated to be approximately $4.6 million.

		Hope and CNGP request authorization to consummate the sale of the Production Properties to CNGP. The Act at Section 2(a)(18) defines "utility assets" as "facilities, in place, of any . . . gas utility company for the production, transmission, transportation, or distribution of . . . natural or manufactured
gas."    Thus, the Production Properties' facilities are "utility
assets". The leases being transferred to CNGP, while not within the definition of "utility assets," constitute "any other interest in any business" as such phrase is used in Section
9(a)(1) of the Act. New York State Natural Corporation, HCAR No. 12257, CCH Federal Securities Law Reporter, '52-'56 Decisions, at page 79,245 (December 14, 1953).


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		Rule 43, promulgated under the Act, prohibits a
registered holding company or subsidiary from selling to any company in the same holding company system, any securities or utility assets or any other interest in any business, unless the Commission issues an order approving the sale.(2) The Rule provides an exception (Subsection b) for the "sale of securities or utility assets or any other interest in any business in an aggregate amount of up to $5,000,000 during any calendar year if the acquisition of such securities, assets or other interest does not require prior Commission approval."(3) However, CNGP's acquisition of assets and interests from Hope requires prior Commission approval under Section 9(a)(1) of the Act and Commission rules promulgated thereunder. (Rule 49(d) -- an exemption from Section 9(a) of the Act for subsidiaries, like CNGP, primarily engaged in the production of natural gas or oil -- does not apply here because it is limited to acquisitions from persons other than affiliates.) Thus, the Subsection (b) exemption in Rule 43 does not apply in this case. Accordingly, Hope and CNGP have filed this Application-Declaration for case-specific approval of this transaction.
______________________
(2)	See Volume 5 of CCH FEDERAL SECURITIES LAW REPORTER,
Paragraph 37,533, Reg. Section 250.43(a).
(3)	ID., Reg. Section 250.43(b).  Subsection (b) was amended,
effective May 31, 1994.  See SEC Release No. 35-26031
(paragraph 85,377) and 59 FEDERAL REGISTER 21922, respectively.


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		Hope has filed a petition with the Public Service
Commission of West Virginia for state approval of the sale of Hope's Production Properties to its affiliate CNGP. The petition is attached as Exhibit A-2. CNGP is not required to make any regulatory filings (other than this one) regarding this transaction.

		Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an electric wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied.

		Currently, Consolidated owns indirectly a 1% general partnership and a 34% limited partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"), an EWG. The 1% general partnership interest in Lakewood is owned by CNG Power Services Corporation, an EWG and a wholly-owned subsidiary of Consolidated. Consolidated does not own any interests in a FUCO. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows


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		Fifty percent of Consolidated's retained earnings as of
September 30, 1995, was $634,048,000; Consolidated's aggregate investment (as defined in Rule 53(a)(1)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Application-Declaration is estimated to be approximately
$18,000,000, thereby satisfying Rule 53(a)(1). Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).
Employees of Consolidated's domestic public-utility companies do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). No application for EWG financing has been filed with the Commission since adoption of Rule 53; Rule 53(a)(4) is correspondingly inapplicable at this time.

		None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.


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Item 2.		Fees, Commissions, and Expenses
___________________________

		(a)	State (i) the fees, commissions and expenses paid
or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

		It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Hope in connection with the proposed transaction will not exceed
$7,000, including the $2,000 filing fee, $4,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service
Company") for services on a cost basis (including regularly employed counsel) for the preparation of this Application-
Declaration and other documents, and $1,000 for miscellaneous other expenses.


		(b)	If any person to whom fees or commissions have
been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.


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		The charges of Service Company, a subsidiary service
company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this Application-Declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


Item 3.	Applicable Statutory Provisions
		________________________

		(a)	State the section of the Act and the rules
thereunder believed to be applicable to the proposed transaction.
If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

		As described above, Section 9(a)(1) and Rule 43 are deemed applicable here.

		If the Commission considers the proposed transaction to require any authorization, approval or exemption, under any section of the Act or Rule or Regulation other than those cited herein, such authorization, approval or exemption is hereby requested.


		(b)	If an applicant is not a registered holding
company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

		Not applicable.



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Item 4.	Regulatory Approval
____________

		(a)	State the nature and extent of the jurisdiction of
any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transactions.

		Except as described above, the authorization sought herein is not subject to the jurisdiction of any other State or Federal commission (other than the Commission).


		(b)	Describe the action taken or proposed to be taken
before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

		Inapplicable.


Item 5.	Procedure
		________

		(a)	State the date when Commission action is
requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

		Hope requests that the Commission issue its order with respect to the transaction proposed by February 15, 1996.


		(b)	State (i) whether there should be a recommended
decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management -
Office of Public Utility Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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		It is submitted that a recommended decision by a
hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.	Exhibits and Financial Statements
		___________________________

		The following exhibits and financial statement are made a part of this statement:

		(a)	Exhibits
				______

A-1	Agreement


A-2	Petition before the West Virginia
	Public Service Commission


F	Opinion of Counsel;


O	 Proposed Notice pursuant to Rule 22(f).




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		(b)	Financial Statements
				_________________

		Financial statements of the declarants are deemed unnecessary with respect to the proposed authorization sought herein due to the simple nature of the proposed transaction and the dollar amount involved relative to the size of the declarants. However, any financial information will be furnished upon request.


Item 7.	Information as to Environmental Effects
		________________________________

		(a)	Describe briefly the environmental effects of the
proposed transaction in terms of the standards set forth in
Section 102 (2) (C) of the National Environmental Policy Act 42
(U.S.C. 4232(2) (C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons or that response.

		The proposed transaction does not involve major federal action having a significant effect on the human environment. See
Item 1(a).


		(b)	State whether any other federal agency has
prepared or is preparing an environmental impact statement
("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

		No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


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SIGNATURES
___________

		Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


						HOPE GAS, INC.




						By  G. A. Nicholas
						    Vice President



						CNG PRODUCING COMPANY




						By  P. P. Gregg
						    Senior Vice President


Dated:  December 8, 1995